April 21, 2020

VIA EDGAR

Ms. Suying Li and Ms. Angela Lumley

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             OneSmart International Education Group Limited (the “Company”)

Form 20-F for the fiscal year ended August 31, 2019

Filed on December 16, 2019 (File No. 001-38430)

Dear Ms. Li and Ms. Lumley:

This letter sets forth the Company’s responses to the comments contained in the letter dated March 30, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended August 31, 2019. The Staff’s comment is repeated below and are followed by the Company’s responses thereto.

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1.                                      It appears your officer certifications filed under Exhibits 12.1 and 12.2 do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 of the Section 302 certifications. Please note this additional language became effective for your first annual report required to contain management´s report on internal control over financial reporting and in all periodic reports filed thereafter. Please revise your filings to include the correct certifications. We refer you to the guidance under Compliance and Disclosure Interpretations (C&DI) for Regulation S-K, Question 246.13.

The Company respectfully advises the Staff that it has filed Amendment No.1 to Form 20-F for the fiscal year ended August 31, 2019 on April 21, 2020, which contains the amended Section 302 certifications as Exhibit 12.1 and Exhibit 12.2.

If you have any additional questions or comments regarding the Form 20-F for the year ended, please contact the undersigned at (86-21) 5255-9339 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at (852) 3740-4863, respectively. Thank you very much.

Very truly yours,

/s/ Honggang (Greg) Zuo
Honggang (Greg) Zuo
Chief Financial Officer
OneSmart International Education Group Limited

cc:                                Xi Zhang, Chairman and Chief Executive Officer, OneSmart International Education Group Limited

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP